

Mail Stop 4631

August 9, 2016

Via E-mail
Laurence Winoker
Chief Financial Officer
Lifetime Brands, Inc.
1000 Stewart Avenue
Garden City, New York 11530

> **Re: Lifetime Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 14, 2016**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2016**
> **Filed May 10, 2016**
> **File No. 000-19254**

Dear Mr. Winoker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27
Liquidity and Capital Resources, page 40
Operating activities, page 43

1. We note that all of the fiscal year 2015 quarterly inventory turnover days significantly increased over the corresponding fiscal year 2014 days; however, no analysis was provided to explain the increases. We further note this trend for inventory turnover days continued into the first quarter of fiscal year 2016 without an analysis. Considering inventory is your largest asset, please provide an analysis of the material factors contributing to the increase in quarterly inventory turnover days that includes an analysis of the realizability of inventory.

Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Note A – Significant Accounting Policies, page F-8
Goodwill, intangible assets and long-lived assets, page F-11

2. We note that when an impairment indicator is present for your long-lived assets, it is your policy to compare "the carrying value of the asset to the estimated discounted future cash flows expected to be generated by the asset." Please tell us how you determined that this policy complies with the guidance in ASC 360-10-35-17.

Note C – Equity Investments, page F-16

3. Please provide us with a reconciliation for Vasconia's US GAAP net income presented in Mexican pesos reported in this note for each period presented as compared to note 21 in the audited financial statements for Vasconia included as Exhibit 99.1 to amendment 1 to the fiscal year 2014 Form 10-K. Please also provide us with Vasconia's audited financial statements for fiscal year 2015 used to prepare this footnote. In this regard, we did not note a reference in Ernst & Young LLP's report dated March 14, 2016, taking responsibility for any adjustments to Vasconia's financial statements audited by KPMG Cardenas Dosal, S.C. for fiscal years 2015 and 2014 and by Castillo Miranda Y Compania, S.C. for fiscal years 2013.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Note I – Business Segments, page 16

4. Your disclosure regarding the International segment indicates that certain components of the US Wholesale segment are now reported within the International segment. This is further supported by your discussion and analysis of net sales on page 25. Please tell us why there were no changes to the first quarter of fiscal year 2015 net sales, loss from operations and depreciation and amortization when compared to the first quarter of fiscal year 2015 Form 10-Q and the same with asset balances when compared to the fiscal year 2015 Form 10-K. Please also expand your disclosures to provide a more comprehensive discussion of what components were moved from the US Wholesale segment to the International segment, the impact to both segments, and why the CODM decided to make the change to the reporting structure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and Construction